UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 29, 2025 (May 22, 2025)

CANTOR EQUITY PARTNERS, INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42250	98-1576482
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

110 East 59th Street, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 938-5000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	CEP	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

The information set forth below in Item 8.01 is incorporated by reference in this Item 1.01.

Item 8.01 Other Events.

As previously reported on a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2025, on April 22, 2025, Cantor Equity Partners, Inc., a Cayman Islands exempt company (the “Company”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among the Company, Twenty One Capital, Inc., a Texas corporation (“Pubco”), Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company (“Twenty One”), Tether Investments, S.A. de C.V., an El Salvador sociedad anónima de capital variable (“Tether”), iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

Contemporaneously with the execution of the Business Combination Agreement, Pubco and the Company entered into (i) subscription agreements with certain investors (the “Convertible Note Subscription Agreements” and such investors, the “Convertible Note Investors”) and (ii) separate agreements with Cantor EP Holdings, LLC (the “Sponsor”) and Cantor Fitzgerald & Co. (“CF&Co.”), pursuant to which the Convertible Note Investors, the Sponsor and CF&Co. agreed to acquire $385 million in aggregate principal amount of 1.00% convertible senior secured notes due 2030 (the “Convertible Notes” and such subscriptions, the “Convertible Notes PIPE”), upon the terms and subject to the conditions set forth therein. In addition, for a period of 30 days following the execution of the Convertible Note Subscription Agreements, Pubco granted the Convertible Note Investors, the Sponsor and CF&Co. the right to purchase additional Convertible Notes in an aggregate amount of up to $100 million, on a pro rata basis based on such investor’s participation in the Convertible Note PIPE (the “Option Convertible Notes”).

As of May 22, 2025, the Convertible Note Investors and the Sponsor have exercised the option in full to purchase, in the aggregate, $100 million of Option Convertible Notes. In connection therewith, on May 22, 2025, the Sponsor entered into a subscription agreement on substantially the same terms as the Convertible Note Subscription Agreement with respect to its pro rata allotment of the Option Convertible Notes.

The Option Convertible Notes will be governed by the same indenture and the same security agreements as the Convertible Notes.

The closing of the Convertible Notes PIPE (including the sale and issuance of the Option Convertible Notes) is contingent upon the satisfaction of all closing conditions to consummate the transactions as set forth in the Business Combination Agreement and the Convertible Note Subscription Agreements (which includes the Convertible Note Investors’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the Convertible Note Investors), among other customary closing conditions.

Additional Information and Where to Find It

Pubco and Twenty One intend to file with the SEC a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of the Company and a prospectus (the “Proxy Statement/Prospectus”) in connection with the transactions contemplated by the Business Combination Agreement, the Convertible Note Subscription Agreements and the subscription agreements entered into on April 22, 2025 by Pubco and the Company with investors to purchase 20,000,000 Class A ordinary shares of the Company (the “Equity PIPE” and together with the Convertible Notes PIPE, the “PIPE Investments” and together with the transactions contemplated by the Business Combination Agreement, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of the Company as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. The Company and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This Current Report on Form 8-K does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF THE COMPANY AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE COMPANY’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, TWENTY ONE, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by the Company and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and the Class A ordinary shares of the Company to be issued in the PIPE Investments have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

The Company, Twenty One, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of the Company’s securities are, or will be, contained in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company’s shareholders in connection with the Proposed Transactions, including the names and interests of the directors and executive officers of the Company, Twenty One and Pubco, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

The information contained in this Current Report on Form 8-K is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of the Company, Twenty One or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving the Company, Pubco and Twenty One, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding the Company, Pubco, Twenty One and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets held by Pubco, plans and use of proceeds as well as any potential future capital raises, the terms of the indenture and security agreements for the Option Convertible Notes and the Convertible Notes, the upside potential and opportunity for investors, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; the risk that the Proposed Transactions may not be completed by the Company’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of the Company’s shareholders, or either of the PIPE Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the Company’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of the Company or the shares of Class A common stock of Pubco; the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A common stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against the Company, Pubco, Twenty One or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that the Company, Pubco and/or Twenty One filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of the Company dated as of August 12, 2024 and filed by the Company with the SEC on August 13, 2024, the Company’s Quarterly Reports on Form 10-Q, the Company’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and Twenty One and the Proxy Statement/Prospectus contained therein, and other documents filed by the Company, Twenty One and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither the Company, Twenty One nor Pubco presently know or that the Company, Twenty One and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of the Company, Twenty One and Pubco assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company, Twenty One nor Pubco gives any assurance that either the Company, Twenty One or Pubco will achieve its expectations. The inclusion of any statement in this Current Report does not constitute an admission by the Company, Twenty One or Pubco or any other person that the events or circumstances described in such statement are material.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CANTOR EQUITY PARTNERS, INC.

By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer

Dated: May 29, 2025

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